EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(In thousands)

	Fiscal Year Ended
	September 27, 2002	October 3, 2003(B)	October 1, 2004	September 30, 2005	September 29, 2006
Income from continuing operations before income taxes	$393,149	$409,553	$415,216	$453,173	$390,586
Fixed charges, excluding capitalized interest	182,112	193,049	174,892	180,582	193,516
Other, net	(7,810)	(12,811)	(12,819)	(10,127)	(9,464)

Earnings, as adjusted	$567,451	$589,791	$577,289	$623,628	$574,638

Interest expense	$137,532	$144,649	$124,749	$130,890	$141,539
Portion of operating lease rentals representative of interest factor	44,580	48,400	50,143	49,692	51,977

Fixed charges	$182,112	$193,049	$174,892	$180,582	$193,516

Ratio of earnings to fixed charges	3.1 x	3.1 x	3.3 x	3.5 x	3.0 x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(B)	Fiscal 2003 was a 53 week year.